UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 22, 2015

ABBVIE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35565	32-0375147
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

1 North Waukegan Road

North Chicago, Illinois 60064-6400

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (847) 932-7900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.            Entry into a Material Definitive Agreement.

Amendment to the Merger Agreement

As previously announced, on March 4, 2015, AbbVie Inc., a Delaware corporation (“AbbVie”), Oxford Amherst Corporation, a Delaware corporation and a wholly owned subsidiary of AbbVie (“Purchaser”), Oxford Amherst LLC, a Delaware limited liability company and a wholly owned subsidiary of AbbVie (“Merger Sub 2”) and Pharmacyclics, Inc., a Delaware corporation (“Pharmacyclics”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein shall have the meanings ascribed to those terms in the Merger Agreement, which is filed as Exhibit 2.1 to AbbVie’s Current Report on Form 8-K filed on March 6, 2015.

On March 22, 2015, AbbVie, Purchaser, Merger Sub 2 and Pharmacyclics entered into Amendment No. 1 (the “Merger Agreement Amendment”) to the Agreement and Plan of Reorganization (the “Merger Agreement”).  The Merger Agreement Amendment amends the period over which the trading price of AbbVie common stock will be measured in order to calculate the merger consideration per share of Pharmacyclics common stock and makes certain other technical changes to the Merger Agreement.

Other than as expressly modified by the Merger Agreement Amendment, the Merger Agreement remains in full force and effect as originally executed on March 4, 2015.

The preceding summary is qualified in its entirety by reference to the Merger Agreement Amendment, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Amendment No. 1 to Agreement and Plan of Reorganization by and among AbbVie Inc., Oxford Amherst Corporation, Oxford Amherst LLC and Pharmacyclics, Inc. dated as of March 22, 2015

Additional Information and Where to Find It

The tender offer referenced in this Current Report on Form 8-K has not yet commenced. This report is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that AbbVie Inc. (“AbbVie”)

and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, AbbVie and its acquisition subsidiary will file a tender offer statement on Schedule TO, AbbVie will file a registration statement on Form S-4, and Pharmacyclics will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PHARMACYCLICS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PHARMACYCLICS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Pharmacyclics stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting AbbVie’s Investor Relations department at 847-932-7900.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AbbVie files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AbbVie at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AbbVie’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

Some statements in this Current Report on Form 8-K may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated, the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry. Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie’s operations is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2014 Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE INC.

	By:	/s/ William J. Chase
		Name:	William J. Chase
Date: March 23, 2015		Title:	Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Amendment No. 1 to Agreement and Plan of Reorganization by and among AbbVie Inc., Oxford Amherst Corporation, Oxford Amherst LLC and Pharmacyclics, Inc. dated as of March 22, 2015